Orion Engineered Carbons Announces Completion of Acquisition of Chinese Carbon Black Plant, 2016 Customer Agreements, and Fourth Quarter 2015 Earnings Date and Conference Call
Public Company Information:
NYSE:
OEC
LUXEMBOURG-(BUSINESS WIRE)-Orion Engineered Carbons S.A., “Orion” or the “Company” (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that the acquisition of the remaining shares of the carbon black business (QECC) in Qingdao, China was recently completed. “The total purchase price of approximately EUR28 million for 100% of the equity of QECC was well within our expectations, the business was essentially debt free, and the closing actually was completed ahead of schedule,” said Jack Clem, Chief Executive Officer of Orion. “We are pleased with the positioning and performance of the business, as well as progress on integration within the Orion group. QECC will add to our already strong market position in Asia Pacific and will be immediately accretive to our adjusted EBITDA.”
“We also believe that our capital allocation plan, released before the end of last year, will strengthen our financial position and support shareholder value, and now that 2015 is ended, we can affirm that we expect our adjusted EBITDA for FY 2015 to be towards the higher end of our most recent guidance range (EUR205 million to EUR210 million) in spite of some headwinds from feedstock in our Rubber Business. These headwinds abated somewhat and volumes held up as we ended the year. Our Specialty Business also enjoyed good volumes as we closed the year and has had another strong year of profitable growth.”
“As we head into the new year, we have renewed open agreements for our major tire customers for 2016. These agreements target volumes that are in line with our strategy to increase business consistent with the market growth in the major regions we serve, especially North America, Europe and South Korea. Our overall unit margins for rubber blacks were held at prior year levels in spite of strong competitive pressure. We expect our Specialty Business to continue its outstanding performance into 2016 as newer markets develop more fully on our expanded specialty production capacity.”
“These are encouraging developments and support our belief in the strength of this business and the value it represents to its shareholders,” Mr. Clem summarized.
In December, 2015 the Company repaid EUR50 million of its debt. A further EUR20 million of debt consistent with the capital allocation plan announced on December 18, 2015 is to be repaid in early 2016 reducing outstanding debt by approximately 10% in total.
Q4 2015 Earnings Conference Call
Orion will release its fourth quarter and detailed full year 2015 results and expectations for full year 2016 after the market closes on Thursday, March 3, 2016, to be followed by a conference call on Friday, March 4, 2016 at 8:30 a.m. (ET).

The dial-in details for the live conference call are as follow:

U.S. Toll Free:    1-877-407-4018
International:    1-201-689-8471
U.K. Toll Free:    0 800 756 3429

Germany Toll Free:    0 800 182 0040
Luxembourg Toll Free:    800 28 522
Luxembourg Local:    352 2786 0689

A replay of the conference call may be accessed by phone at the following numbers through March 11, 2016:

U.S. Toll Free:    1-877-870-5176
International:    1-858-384-5517
Conference ID:    13628362
Additionally, a live and archived webcast of the conference call will be available on the investor relations section of the Company's website at: www.orioncarbons.com.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,530 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information, please visit our website.
Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 and in Note 11 to our unaudited interim condensed consolidated financial statements as at September 30, 2015 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, Phone +1 832-445-3865
Investor-relations@orioncarbons.com